BYLAWS
OF
BERYLLINE CORPORATION
July 11, 2013

ARTICLE I
CAPITAL STOCK

1.01 *Issuance of Shares.* Shares of capital stock shall be issued in the amounts, at the times, for the consideration, and on the terms and conditions that the board shall deem advisable, subject to the articles of incorporation and any requirements of the laws of the State of Michigan.

1.02 *Certificates for Shares.* The shares shall be represented by certificates in such form that may be approved by the board of directors and that may be required by Michigan laws. Certificates shall be signed by the chairperson of the board, president, or a vice president, and also may be signed by the treasurer, assistant treasurer, secretary, or assistant secretary. In case an officer who has signed a certificate ceases to be an officer before the certificate is issued, it may be issued by the corporation with the same effect as if he or she were an officer at the date of issuance.

1.03 *Transfer of Shares.* The shares of the capital stock are transferable only on the books of the corporation on surrender of the share certificate, properly endorsed for transfer, and the presentation of the evidence of ownership and validity of the assignment that the corporation may require.

1.04 *Registered Shareholders.* The corporation shall be entitled to treat the person in whose name any share of stock is registered as the owner of the stock for all purposes whatsoever and shall not be bound to recognize any equitable or other claim to or interest in the shares, whether or not the corporation shall have notice of it, unless expressly required by Michigan law.

ARTICLE II
SHAREHOLDERS AND MEETINGS OF SHAREHOLDERS

2.01 *Place of Meetings.* All meetings of shareholders shall be held at the principal office of the corporation or at any other place that shall be determined by the board of directors.

2.02 *Annual Meeting.* The annual meeting of the shareholders shall be held on the last Monday of the fourth calendar month after the end of the corporation's fiscal year at 2 o'clock in the afternoon, or at such other time as the board of directors may select. At each annual meeting, directors shall be elected and any other business that arises may be transacted.

2.03 *Special Meetings.* Special meetings of shareholders may be called by the board of directors, the chairperson of the board, or the president. The request shall state the purpose or purposes for which the meeting is to be called.

2.04 *Notice of Meetings.* Except as otherwise provided by statute, written notice of the time, place, and purposes of a shareholders meeting shall be given, not less than 10 nor more than 60 days before the date of the meeting, to each shareholder of record entitled to vote at the meeting, personally, by mail to the shareholder's last address as it appears on the books of the corporation, or by a form of electronic transmission to which the shareholder has consented. The notice shall include notice of proposals from shareholders that are proper subjects for shareholder action and are intended to be presented by shareholders who have notified the corporation in accordance with section 2.10 of this article II. If a shareholder or proxy holder may be present and vote at the meeting by remote communication, the means of remote communication allowed shall be included in the notice. No notice need be given of an adjourned meeting of the shareholders if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the only business to be transacted is that which might have been transacted at the original meeting. However, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice as provided in this bylaw.

2.05 *Record Dates.* The board of directors may fix in advance a date as the record date for the following purposes: (1) to determine shareholders entitled to notice of and to vote at a meeting of shareholders or an adjournment of the meeting; (2) to consent to or dissent from a proposal without a meeting; (3) to determine shareholders entitled to payment of a dividend or allotment of a right; or (4) to take any other action. The date fixed shall not be more than 60 nor less than 10 days before the date of the meeting nor more than 60 days before any other action. Nothing in this bylaw shall affect the rights of a shareholder and the shareholder's transferee or transferor as between themselves.

2.06 *List of Shareholders.* The secretary of the corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders meeting or any adjournment of it. The list shall (1) be arranged alphabetically within each class and series and include the address of and the number of shares held by each shareholder; (2) be produced at the time and place of the meeting; (3) be subject to inspection by any shareholder during the whole time of the meeting; and (4) be prima facie evidence of which shareholders are entitled to examine the list or vote at the meeting.

2.07 *Quorum.* Unless a greater or lesser quorum is required in the articles of incorporation or by the laws of the State of Michigan, the shareholders present at a meeting in person or by proxy who, as of the record date for the meeting, were holders of a majority of the outstanding shares entitled to vote at the meeting, shall constitute a quorum at the meeting. Whether or not a quorum is present, a meeting of shareholders may be adjourned by a vote of the shares present in person or by proxy. When the holders of a class or series of shares are entitled to vote separately on an item of business, this bylaw applies to determine the presence of a quorum of the class or series for transacting the item of business.

2.08 *Proxies.* A shareholder entitled to vote at a meeting of shareholders or to consent or dissent without a meeting may authorize other persons to act for the shareholder by proxy. A proxy shall be in writing and shall be executed by the shareholder or the shareholder's authorized agent or representative or shall be transmitted electronically to the person who will hold the proxy or to an agent fully authorized by the person who will hold the proxy to receive that transmission and include or be accompanied by information from which it can be determined that the electronic transmission was authorized by the shareholder. A complete copy, fax, or other reliable reproduction of the proxy may be substituted or used in lieu of the original proxy for any purpose for which the original could be used. A proxy shall not be valid after the expiration of three years from its date unless otherwise provided in the proxy. A proxy is revocable at the pleasure of the shareholder executing it except as otherwise provided by Michigan law.

2.09 *Voting.* Each outstanding share is entitled to one vote on each matter submitted to a vote, unless otherwise provided in the articles of incorporation. Votes may be cast orally or in writing. When an action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote on it, unless a greater vote is required by the articles of incorporation or by Michigan law. Unless otherwise provided by the articles of incorporation, abstaining from a vote or submitting a ballot marked "abstain" with respect to any action is not a vote cast on that action. Directors shall be elected by a plurality of the votes cast at any election.

2.10 *Notice of Shareholder Proposals.* A shareholder may cause the corporation to include in the notice for any meeting of shareholders notice of proposals under section 2.04 of this article II by giving timely written notice to the secretary of the corporation at the corporation's principal executive offices. To be timely, (a) with respect to an annual meeting of shareholders pursuant to section 2.02 of this article II (Annual Meeting), a shareholder's notice must be delivered or mailed and received by the secretary of the corporation not less than 60 days before the date set for the Annual Meeting in section 2.02; and (b) with respect to a meeting that is a special meeting pursuant to section 2.03 of this article II (Special Meeting), not less than 10 days after the earlier of (i) the corporation's announcement of the intention to call a Special Meeting or (ii) if no such announcement is made, the date that notice of the Special Meeting is given personally or is mailed by the corporation pursuant to section 2.04 of this article II, in which event the corporation shall promptly provide or mail a revised notice of the Special Meeting that includes the shareholder's proposal if it qualifies for inclusion as set forth in section 2.04 of this article II and this section 2.10. A shareholder's notice to the secretary of the corporation shall set forth as to each matter the shareholder proposes to bring before such meeting (a) a brief description of the business to be brought before the meeting; (b) the name and address, as they appear on the corporation's books, of the shareholder(s) proposing the business; and (c) any material interest of such shareholder(s) in such business. All determinations under this section 2.10 shall be made by the board of directors, which determinations shall be conclusive. This section 2.10 shall be of no force and effect during any time when the corporation has a class of securities registered under 15 USC 781.

2.11 *Conduct of Meeting.* At each meeting of shareholders, a chair shall preside. In the absence of a specific selection by the board of directors, the chair shall be the chairperson of the board as provided in section 6.01 of article VI of these bylaws. The chair shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting that are fair to shareholders. The chair of the meeting shall announce at the meeting when the polls close for each matter voted on. If no announcement is made, the polls shall be deemed to have closed on the meeting's final adjournment. After the polls close, no ballots, proxies, or votes, or any revocations or changes to them, may be accepted.


ARTICLE III
DIRECTORS


3.01 *Number.* The business and affairs of the corporation shall be managed by a board of not less than 3 nor more than 6 directors as shall be fixed from time to time by the board of directors. The directors need not be residents of Michigan or shareholders of the corporation.

3.02 *Election, Resignation, and Removal.* Unless otherwise provided in the articles of incorporation, directors shall be elected at each annual meeting of the shareholders. Each director shall hold office until the next annual meeting of shareholders and until the director's successor is elected and qualified or the director resigns or is removed. A director may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time as set forth in the notice of resignation. Unless otherwise provided in the articles of incorporation or by applicable law, a director or the entire board of directors may be removed, with or without cause, by vote of the holders of a majority of the shares entitled to vote at an election of directors.

3.03 *Vacancies.* Vacancies in the board of directors occurring for any reason shall be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors, unless filled by proper action of the shareholders of the corporation. Unless otherwise provided in the articles of incorporation or elsewhere in these bylaws, each person so elected shall be a director for a term of office continuing only until the next election of directors by the shareholders.

3.04 *Annual Meeting.* The board of directors shall meet each year immediately after the annual meeting of the shareholders at the place where the meeting of the shareholders has been held or any other place chosen by the board or by remote communication. The purpose of the meeting is to elect officers and consider any business that may properly be brought before the meeting. However, if less than a majority of the directors appear for an annual meeting of the board of directors, the holding of the annual meeting shall not be required and the matters that might have been taken up at the meeting may be taken up at any later special, regular, or annual meeting or by consent resolution.

3.05 *Regular and Special Meetings.* Regular meetings of the board of directors may be held at the times and places (or by remote communication) that the directors may from time to time determine. Special meetings of the board may be called by the chairperson of the board (if the office is filled) or the president and shall be called by the president or secretary on the written request of any two directors.

3.06 *Notices.* No notice shall be required for annual or regular meetings of the board or for adjourned meetings, whether regular or special. Three days' written notice, 24-hour telephonic notice, or 24-hour notice by electronic communication shall be given for special meetings of the board, and the notice shall state the time, place, and purpose or purposes of the meeting.

3.07 *Quorum.* A majority of the board of directors then in office, or of a board committee, constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board or of the committee, except when a larger vote may be required by Michigan law. A member of the board or of a committee designated by the board may participate in a meeting using a conference telephone or other means of remote communication through which all persons participating in the meeting can communicate with each other. Participation in a meeting in this manner constitutes presence in person at the meeting.

3.08 *Executive and Other Committees.* The board of directors may, by resolution passed by a majority of the whole board, appoint two or more members of the board as an executive committee to exercise all powers of the board subject to the limitations that may be imposed by Michigan law. The board of directors may, by like resolution, appoint other committees of one or more directors to have such authority as shall be specified by the board in the resolution making the appointments.

3.09 *Compensation.* The board of directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors or officers.

ARTICLE IV
NOTICES, WAIVERS OF NOTICE, AND MANNER OF ACTING

4.01 *Notices.* All notices of meetings required to be given to shareholders, directors, or any committee of directors may be given personally or by mail to any shareholder, director, or committee member at his or her last address as it appears on the books of the Corporation or by electronic transmission, but in the case of shareholders, only in the form consented to by the shareholder. The notice shall be deemed to be given at the time it is mailed or otherwise dispatched or, if given by electronic transmission, when electronically transmitted to the person entitled to the notice, but in the case of shareholders only if sent in a manner authorized by the shareholder. Telephonic notice may also be given for special meetings of the board of directors as provided in section 3.06.

4.02 *Waiver of Notice.* Notice of the time, place, and purpose of any meeting of shareholders, directors, or committee of directors may be waived by telecopy or other writing, or by electronic transmission, either before or after the meeting. Attendance of a person at any meeting of shareholders, in person or by proxy, or at any meeting of directors or of a committee of directors, constitutes a waiver of notice of the meeting except as follows:

(a) In the case of a shareholder, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, or unless with respect to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, the shareholder objects to considering the matter when it is presented.

(b) In the case of a director, unless he or she at the beginning of the meeting, or on his or her arrival, objects to the meeting or the transacting of business at the meeting and does not later vote for or assent to any action taken at the meeting.

4.03 *Action Without a Meeting.* Except as the articles of incorporation may otherwise provide regarding action to be taken by shareholders, any action required or permitted at any meeting of shareholders, directors, or committee of directors may be taken without a meeting, without prior notice, and without a vote, if all of the shareholders, directors, or committee members entitled to vote on it consent to it in writing or, to the extent permitted by law, by electronic transmission before or after the action is taken.

ARTICLE V
OFFICERS

5.01 *Number.* The board of directors shall elect a president, a secretary, and a treasurer, and it may elect a chairperson of the board and one or more vice presidents, assistant secretaries, assistant treasurers, and other officers as it shall deem appropriate. The president and chairperson of the board, if any, shall be members of the board of directors. Any two or more of the above offices, except those of president and vice president, may be held by the same person. No officer shall execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law, the articles of incorporation, or these bylaws to be executed, acknowledged, or verified by two or more officers.

5.02 *Term of Office, Resignation, and Removal.* An officer shall hold office for the term for which the officer is elected and until the officer's successor is elected and qualified or the officer resigns or is removed. An officer may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time specified in the notice of resignation. An officer may be removed by the board with or without cause. The election of an officer does not of itself create contract rights.

5.03 *Vacancies.* The board of directors may fill any vacancy in any office occurring for any reason.

5.04 *Authority.* All officers, employees, and agents of the corporation shall have the authority and perform the duties to conduct and manage the business and affairs of the corporation that may be designated by the board of directors and these bylaws.

ARTICLE VI
DUTIES OF OFFICERS

6.01 *Chairperson of the Board.* The chairperson of the board, if that office is filled, shall preside at all meetings of the shareholders and of the board of directors at which the chairperson is present unless otherwise determined by the board of directors pursuant to section 2.11 of article II.

6.02 *President.* The president shall be the chief executive officer of the corporation. The president shall see that all orders and resolutions of the board are carried into effect, and the president shall have the general powers of supervision and management usually vested in the chief executive officer of a corporation, including the authority to vote all securities of other corporations and business organizations held by the corporation. In the absence or disability of the chairperson of the board, or if that office has not been filled, the president also shall perform the duties of the chairperson of the board as set forth in these bylaws.

6.03 *Vice Presidents.* The vice presidents, in order of their seniority, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform any other duties that the board of directors or the president may from time to time prescribe.

6.04 *Secretary.* The secretary shall (1) attend all meetings of the board of directors and shareholders and record all votes and minutes of all proceedings in a book to be kept for that purpose; (2) give or cause to be given notice of all meetings of the shareholders and of the board of directors; and (3) perform the other duties usually performed by the secretary of a corporation.

6.05 *Treasurer.* The treasurer shall (1) have the custody of the corporate funds and securities; (2) keep full and accurate accounts of receipts and disbursements in books of the corporation; and (3) deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories that may be designated by the board of directors. The treasurer shall render to the president and directors, whenever they may require it, an account of his or her transactions as treasurer and of the financial condition of the corporation.

6.06 *Assistant Secretaries and Treasurers.* The assistant secretaries and assistant treasurers shall perform such duties that may be delegated to them by the secretary and treasurer, respectively, and also such duties that the board of directors may prescribe.

ARTICLE VII
SPECIAL CORPORATE ACTS

7.01 *Orders for Payment of Money.* All checks, drafts, notes, bonds, bills of exchange, and orders for payment of money of the corporation shall be signed by the officer or officers or any other person or persons that the board of directors may from time to time designate.

7.02 *Contracts and Conveyances.* The board of directors of the corporation may in any instance designate the officer and/or agent who shall have authority to execute any contract, conveyance, mortgage, or other instrument on behalf of the corporation, or who may ratify or confirm any execution. When the execution of any instrument has been authorized without specification of the executing officers or agents, the chairperson of the board, the president or any vice president, and the secretary, assistant secretary, treasurer, or assistant treasurer, may execute the same in the name and on behalf of the corporation and may affix the corporate seal, if any, to it.

ARTICLE VIII
BOOKS AND RECORDS

8.01 *Maintenance of Books and Records.* The proper officers and agents of the corporation shall keep and maintain the books, records, and accounts of the corporation's business and affairs, minutes of the proceedings of its shareholders, board, and committees, if any, and the stock ledgers and lists of shareholders, as the board of directors shall deem advisable and as required by law. Books, records, and minutes may be kept within or without the State of Michigan in a place that the board shall determine.

ARTICLE IX
AMENDMENTS

9.01 *Amendments*. The bylaws of the corporation may be amended, altered, or repealed, in whole or in part, by the shareholders or by the board of directors at any meeting duly held in accordance with these bylaws, provided that notice of a shareholders meeting at which an amendment to these bylaws is to be acted on shall include notice of the proposed amendment, alteration, or repeal.

The parties have signed these Bylaws as of the day and year first above written.



/s/ _____   /s/ _____
Xugang Li   Dennis Dresser

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David Etienne